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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2002

                                      HAVAS
                 (Translation of registrant's name into English)


                               84, rue de Villiers
                          92683 Levallois-Perret Cedex
                                     France
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F |X|                 Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [ ]            No |X|


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________






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                                      HAVAS

         Attached as Exhibit 1.1 to this Report on Form 6-K, and incorporated herein by reference, is a copy of the consolidated financial statements, the accompanying notes to the consolidated financial statements and the report on the activity and consolidated income of Havas for the first half of 2002.

         Attached as Exhibit 1.2 to this Report on Form 6-K, and incorporated herein by reference, is the text of a September 20, 2002 press release issued by Havas. The press release announces the results of operations of Havas for the first half of 2002.

         The Exhibits to this Report on Form 6-K contain certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      HAVAS
                                      (Registrant)


Date: September 25, 2002              By:    /s/   R. John Cooper
                                           -----------------------------
                                           Name:   R. John Cooper
                                           Title:  Executive Vice President and
                                                   Worldwide General Counsel

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                                      HAVAS

                                INDEX TO EXHIBITS

Exhibit
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  1.1      Consolidated financial statements, accompanying notes and the report on the activity and consolidated income for the first half of 2002.
  1.2      Press release issued by Havas on September 20, 2002.